March 8, 2019

FILED VIA EDGAR

Mr. Brian Cascio

Accounting Branch Chief

and

Ms. Kristin Lochhead

Staff Accountant

Division of Corporate Finance

Office of Electronics and Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IEH Corporation, File No. 000-05278
Form 10-K for the fiscal year ended March 30, 2018
Filed July 12, 2018
Form 10-K/A for the fiscal year ended March 30, 2018
Filed July 13, 2018
Form 10-Q for the fiscal quarter ended December 28, 2018
Filed February 12, 2019

Dear Mr. Cascio and Ms. Lochhead:

On behalf of IEH Corporation (the “Company”), I am responding to your comments in your letter dated February 13, 2019 to the Company as set forth below.

Comment #1 – Form 10-K/A for the fiscal year Ended March 30, 3018 – Report of Independent Registered Public Accounting Firm, page 39

The Company will revise, amend and refile via EDGAR its Forms 10-K and 10-K/A filings for the fiscal year ended March 30, 2018 to include the Audit Report for the March 31, 2017 financial statements prepared by the Company’s prior auditor, Jerome Rosenberg, CPA, P.C.

Comment #2 – Form 10-Q for the quarter ended December 28, 2018 – Financial Statements, Notes to Financial Statements: Note 2. Summary of Significant Accounting Policies, Revenue Recognition, page 10

The Company intends to revise, amend and refile its Form 10-Q for the quarter ended December 28, 2018 to include the adoption of ASC 606 in Note 2 – Summary of Significant Accounting Policies – subsection “Revenue Recognition” by adding the following disclosure:

Mr. Brian Cascio

Ms. Kristin Lochhead

“In May 2014, the Financial Accounting Standards Board issued ASC 606 ‘Revenue from Contracts with Customers’ that, as amended on August 12, 2015, became effective to annual report periods beginning after December 15, 2017.

The core principle underlying ASC 606, is to “recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” ASC 606-10-05-4 sets out the following steps for an entity to follow when applying the core principle to its revenue-generating transactions:

•	Identify the contract with a customer
•	Identify the performance obligations in the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations
•	Recognize revenue when (or as) each performance obligation is satisfied

The Company has adopted the provisions of ASC 606. However, such adoption did not have any effect on the way in which the Company recognizes, records and reports revenues.”

The Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments.

Mr. Brian Cascio

Ms. Kristin Lochhead

Should you have any further comments, please do not hesitate to contact the undersigned.

Respectfully yours,

IEH Corporation

By:	/s/ Robert Knoth
Robert Knoth
Chief Financial Officer

cc:	Jerome Rosenberg, CPA, P.C.
Manuel Reina, CPA
Steven L. Glauberman, Esq. (Becker & Poliakoff, LLP)